UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No. 1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: September 25, 2014

Exhibit 99.1

Charm Communications Inc.

Announces Completion of Merger

Beijing, China, September 24, 2014 — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, announced today the completion of the merger contemplated by the previously announced agreement and plan of merger dated May 19, 2014 (as amended on May 23, 2014 and June 20, 2014, the “merger agreement”) among Engadin Parent Limited (“Parent”), Engadin Merger Limited (“Merger Sub”) and the Company. As a result of the merger, Charm became a wholly owned subsidiary of Parent.

Under the terms of the merger agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on September 22, 2014, each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the merger (“Shares”) has been canceled in exchange for the right to receive $2.35 in cash without interest, and each of the Company’s American depositary shares, each representing two Class A ordinary shares (“ADSs”), issued and outstanding immediately prior to the effective time of the merger has been canceled in exchange for the right to receive $4.70 (less applicable ADS cancellation fees) in cash without interest, other than the Shares (including Shares represented by ADSs): (i) beneficially owned by the Founder Shareholders (as defined in the Company’s proxy statement dated August 26, 2014), (ii) beneficially owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and (iii) owned by holders of such Shares who have validly exercised and have not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended.

Shareholders of record as of the effective time of the merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their ordinary share certificates and ADSs in exchange for the merger consideration. Such shareholders should wait to receive the letter of transmittal before surrendering their ordinary share certificates. As soon as practicable after the date of this announcement, JPMorgan Chase Bank, N.A., in its capacity as ADS depositary (the “ADS Depositary”), will call for the surrender of all ADSs for delivery of the merger consideration. Upon the surrender of such ADSs, the ADS Depositary will pay to the surrendering holders $4.70 per ADS surrendered (less an ADS cancellation fee of $0.05 per ADS) in cash, without interest and net of any applicable withholding taxes.

The Company also announced today that it has requested that trading of its ADSs on the Nasdaq Global Market (“Nasdaq”) be suspended as of the close of trading on September 24, 2014. The Company requested Nasdaq to file a Form 25 with the Securities and Exchange Commission (the “SEC”) to delist the Company’s ADSs and deregister the Company’s registered securities. The deregistration will become effective in ninety days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet.

Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as some major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (“CCTV”). For more information, please go to http://ir.charmgroup.cn.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1-616-551-9714

Email: chrm@ogilvy.com